CONFIDENTIAL

August 16, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor and Madeleine Joy Mateo

Re:	Chain Bridge Bancorp, Inc.

Draft Registration Statement on Form S-1

Submitted July 2, 2024

CIK No. 0001392272

Dear Mr. Windsor and Ms. Mateo:

On behalf of Chain Bridge Bancorp, Inc. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated July 29, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1, which was originally submitted to the Commission on July 2, 2024 (the “Form S-1”).

We are concurrently confidentially submitting in electronic form for nonpublic review Amendment No. 1 to the Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in italics and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1. All references to page numbers in the responses are to the pages of Amendment No. 1.

Draft Registration Statement on Form S-1

General

1.

Please disclose whether you will be a “controlled company” within the meaning of the corporate governance standard of the New York Stock Exchange and provide appropriate disclosure on the prospectus cover page and risk factors. In particular, please discuss any of exemptions available to a “controlled company” that you intend to utilize.

Response:

The Company respectfully advises the Staff that, following the completion of the offering, the Company does not intend to be treated as a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”). The Company has revised its disclosure on the cover page and pages 20 and 55-56 of Amendment No. 1 in response to the Staff’s comment.

2.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Madeleine Mateo at (202) 551-3465 to discuss how to submit the materials, if any, to us for our review.

Response:

The Company hereby advises the Staff that it will supplementally provide the Staff with copies of written communications that will be provided to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

3.

We acknowledge that the Company conducts substantially all of its operations through its wholly-owned subsidiary, Chain Bridge Bank, N.A. and that the Company has no other subsidiaries. Please supplementally confirm whether the Company derived at least 25 percent of its gross income during its last fiscal year from Chain Bridge Bank, N.A. If so, please supplementally confirm whether the Company devotes at least 55 percent of its assets to and derives at least 55 percent of its income from Chain Bridge Bank, N.A.

Response:

The Company respectfully advises the Staff that the Company derived at least 25 percent of its gross income during its last fiscal year from Chain Bridge Bank, N.A. and that the Company devotes at least 55 percent of its assets to and derives at least 55 percent of its income from Chain Bridge Bank, N.A. The Company also refers the Staff to the disclosures on pages F-62 and F-63 of Amendment No. 1, which show that as of December 31, 2023, all of the Company’s gross income was dividends or undistributed net income from Chain Bridge Bank, N.A. and 99.8% of the Company’s assets were its investment in Chain Bridge Bank, N.A.’s common stock.

Prospectus Summary, page 1

4.

We note that here and throughout the prospectus you describe the industry using compound annual growth rate (“CAGR”). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented. For instance, you discuss the significant impact on your earnings, total deposits and growth, from the federal election schedule, particularly the four year Presidential election schedule. Consider presenting the growth rate based on those periods.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 109 of Amendment No. 1 to include the annual rates for the periods presented. The Company respectfully advises the Staff that it believes that fluctuations in interest rates have historically been the primary driver of changes in the Company’s book value per share and that fluctuations in deposits based on federal election cycles have not historically been a meaningful driver of the changes in the Company’s historical book value per share.

5.

We note the chart on page 3 depicting the proportion of insured depository institutions with a national charter and trust powers as of March 31, 2024. We also note your statement on page 7 that compared to many other banks, you maintain a lower proportion of assets you consider to be illiquid. Please revise your disclosure here and throughout the registration statement to cite specific sources for the market and industry data you present.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 1 to cite the source of the market and industry data for the chart depicting the proportion of insured depository institutions with a national charter and trust powers as of March 31, 2024. The Company notes that the number of insured depository institutions with a national charter and the number of insured depository institutions with trust powers are publicly available at https://banks.data.fdic.gov/bankfind-suite/financialreporting. In addition, the Company has revised the disclosures on pages 5, 12, 13, 74 and 75 of Amendment No. 1 to remove the statements comparing the Company to other banks.

6.

Please balance your disclosure on page 9 regarding the potential advantages, including lower fixed costs, of operating without a branch network with the possible drawbacks of operating without a branch network. For example, you state that you prioritize “personal service and a relationship based approach.” Revise your disclosure to clarify how you maintain a high level of customer service despite lacking a significant physical footprint.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 36 and 116 of Amendment No. 1 to disclose that the Company’s branch-less business model may limit its ability to expand its retail lending and deposit business beyond the Washington, D.C. metropolitan area. The Company respectfully advises the Staff that it believes it is able to maintain a high level of customer service despite lacking a significant physical footprint because the majority of the Company’s clients are commercial clients that interact with the Company’s relationship officers telephonically or by email and access banking services electronically.

7.

We note your disclosure that you hold a notable position with corporate and trade association PACS, which you plan to reinforce. Please revise your disclosure to clarify what you mean by notable position.

Response:

The Company respectfully advises the Staff that the Company has revised its disclosure on pages 14 and 121 of Amendment No. 1 to remove the reference to the Company’s notable position with corporate and trade association PACs.

Deposit Composition and Strategy, page 3

8.	In order for investors to better understand your deposit business, provide an explanation of “one-way sell ICS deposits.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 100 and 108 of Amendment No. 1 to provide an explanation of One-Way Sell® and reciprocal ICS® deposits.

Experience in Serving Political Organizations, page 9

9.

We note the Summary Risk Factor on page 17 regarding “demand deposits concentrated in political organizations” and the statement on page 9 indicating that political organizations represent a majority of your transactional accounts. We also note that fundraising activities, and consequently depositary needs, are generally influenced by the outcome of elections. Please tell us, with a view towards revised disclosure in Risk Factors and/or where appropriate, whether you have any concentrations among your political organization clients.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 31 of Amendment No. 1 to provide supplemental disclosures regarding deposit concentration among its clients that are political organizations. However, the Company’s management currently does not systematically collect or maintain granular data on the type of political organization a client may classify as (e.g., campaign committee, party committee, separate segregated fund, non-connected committee, etc.) beyond the NAICs code indicating the client is a political organization. The Company respectfully advises the Staff that it does not believe that the type of political organization changes the risk profile related to the concentration of the Company’s demand deposits in political organizations.

10.

We note your disclosure that a majority of your demand deposits were represented by political organizations, including Super PACs and Hybrid PACs. We further note your definition of Super PACs on page ii. Please revise your disclosure to also include a definition of Hybrid PACs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page iii of Amendment No. 1 to include a definition Hybrid PACs.

Dual Class Structure and Implications for Voting Rights, page 20

11.

Please disclose here and elsewhere as appropriate the percentage of Class B common stock that shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

Response:

As discussed in response to Comment 1, the Company will not qualify as a “controlled company” within the meaning of the NYSE corporate governance standards and has no present intention to qualify as such in the future. As disclosed in Amendment No. 1, holders of Class B common stock, including members of the Fitzgerald Family, have not agreed to act together for the purpose of voting of our shares. As a result, there is no percentage of Class B common stock that shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval. As disclosed on the cover page of the prospectus in Amendment No. 1, if the holders of the Class B common stock were to vote in the same manner, they would be able to control the election of our board of directors and therefore limit a stockholder’s ability to influence corporate matters. No person, however, is able to control the outcome of these matters.

12.	Consider revising the heading for this sub-section so that it better describes the importance of the dual class structure for investors in this transaction.

Response:

In response to the Staff’s comment, the Company has revised the heading for the sub-section on page 20 of Amendment No. 1 so that the sub-heading now reads “Dual Class Structure and Implications for Voting Rights”.

The Offering

Dividend Policy, page 22

13.

We note your disclosure on page 59, that states that you do not intend to pay dividends on your common stock, including your Class A common stock. Revise this section to clarify that your policy applies to all common stock, particularly with regards to cash dividends.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 1 to clarify the Company’s dividend policy applies to all classes of common stock.

Risk Factors, page 27

14.

We note your disclosure that in the past, you have managed your Tier 1 leverage ratio by moving certain deposit accounts off your balance sheet through the ICS network. Please expand your disclosure in a separate risk factor discussing the risks to your business and results of operations if you are unable to access or utilize the ICS network to manage your Tier 1 leverage ratio. Please tell us if you would have met your minimum capital adequacy ratios for the periods presented without using the ICS program.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 30-31 and 106 of Amendment No. 1 to discuss the risks to the Company’s business and results of operations if the Company were to be unable to access or utilize the ICS network to manage its Tier 1 leverage ratio. The Company respectfully advises the Staff that the Company would have met the minimum capital adequacy ratios for the periods presented without using the ICS program and has revised its disclosure on pages 30-31 and 106 of Amendment No. 1 to disclose its estimate of what the Tier 1 leverage ratio would have been had the Company not used the ICS program.

Liquidity risk could adversely affect our business, page 29

15.

You state that you maintain secured lines of credit with the Federal Home Loan Bank. However, on page 91 you indicate that you have not pledged any assets to secure the availability of advances from the Federal Home Loan Bank of Atlanta. Please revise this section to clarify the current status of this reserve source of liquidity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 102 of Amendment No. 1 to clarify that the secured lines of credit with the FHLB and the Federal Reserve’s discount window require us to pledge collateral to establish credit availability.

Our deposit base is concentrated among a small number of clients, page 31

16.

We note your disclosure that indicates that a limited number of firms provide treasury and regulatory compliance services to political organizations. We also note that you had a significant concentration among your largest deposit clients. To the extent that you are dependent on a specific number of compliance firms for your deposit relationships with a number of deposit clients, please discuss the concentration in greater detail.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of Amendment No. 1 to provide greater detail with regard to the Company’s concentration risk among the treasury, legal or regulatory compliance firms that open deposit accounts with the Bank on behalf of their clients or recommend that their clients open up their deposit accounts with the Bank.

We are subject to operation risk, which could adversely affect our business, page 43

17.

This risk factor appears to address general operational risks, but also addresses the specific operational risks related to your need to transfer large sums of money for your clients in periods leading up to elections. Revise this risk factor to discuss risks related to your funds transfer activities under a separate heading which clarifies for investors the possible impact of an error in a large fund transfer on your financial condition.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43-44 of Amendment No. 1 to add a risk factor with the caption “Operational risks associated with funds transfer activities could adversely affect our business and financial condition.”

The development and use of artificial intelligence presents risks and challenges, page 47

18.

This risk factor discusses risks related to AI, but does not clarify if you currently utilize AI in operating your business, or if your key vendors utilize AI in providing their services to you or in processing your client or transaction data. Please revise this risk factor to clarify the extent to which this addresses risks related to how you operate your business at present.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 47-48 of Amendment No. 1 to describe how the Company utilizes AI in operating its business and the related risks of such use.

Legal, Regulatory and Compliance Risks

Government regulation significantly affects our business, page 49

19.

We note your discussion of possible changes to risk-based and leverage capital requirements. Noting that your assets include a significant amount of low risk-weighted assets, including liquid securities and cash on deposit, please discuss the extent to which Basel III might impact a bank of your size.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 49-50 of Amendment No. 1 to discuss the impact of the Basel III rules on the Company and the Bank.

The Bank is subject to numerous “fair and responsible banking” laws, page 52

20.

We note your disclosure on page 121, in which you indicate that changes to the Community Reinvestment Act (“CRA”) regulations, which alter how assessments evaluate lending beyond traditional assessment areas, which may make it more challenging to maintain your current “outstanding” rating. Revise this risk factor to discuss the possible impact on your business of the changes to the CRA.

Response:

In response to the Staff’s comment, the Company has revised the risk factor on pages 52-53 of Amendment No. 1 captioned “The Bank is subject to numerous ‘fair and responsible banking’ laws and regulations designed to protect consumers, which increase our compliance costs and subject us to potential legal liability or reputational damage” to discuss the potential impact of changes to the CRA.

The dual-class structure of our common stock may adversely affect the trading market, page 57

21.

Please revise your disclosure to clarify the risk to investors that your multi-class structure and the ineligibility for inclusion in certain stock market indices may adversely affect share price and liquidity.

Response:

In response to the Staff’s comment, the Company has revised the risk factor on pages 57-58 of Amendment No. 1 to provide additional information concerning the risk that the Company’s dual class structure and ineligibility for inclusion in certain stock market indices may adversely affect the share price and liquidity of its Class A common stock.

Use of Proceeds, page 67

22.

We note your intent to use the net proceeds for general corporate purposes which may include repaying debt. If any material part of the proceeds is to be used to discharge indebtedness, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 1 to provide the interest rate and maturity of the indebtedness that the Company may repay using a portion of the net proceeds of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income, page 77

23.

We note disclosure on page 76 that your total custody and managed assets increased 86% from the first quarter of 2023 to the same period in 2024 and 70% from the year ended December 31, 2022 to the year ended December 31, 2023. Please revise your filing, here or elsewhere, to describe the fee structure you utilize to earn fees on assets under custody (“AUC”) and assets under management (“AUM”). Please also discuss any significant trends or concentrations in your AUC/AUM, as well as related drivers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 85-86 of Amendment No. 1 to provide additional details regarding fee structures that the Company utilizes to earn fees on assets under management and assets under custody. The Company has also revised the disclosure on page 39 of Amendment No. 1 to discuss the concentrations and related drivers in its assets under custody and assets under management.

Loan Portfolio, page 94

24.

We note that over 60% of your loan portfolio for all periods presented is residential real estate, close-ended/closed-end. Please revise your disclosures to define “close-ended” and “closed-end”, here or elsewhere as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1 to replace references to “close-ended” with references to “closed-end” and provide a definition of “closed-end” mortgage loans.

25.

We note your disclosures on pages 31 and 111 regarding concentrations and specialization in non-conforming jumbo loans. Please revise your disclosures to quantify, here or elsewhere, what proportion of your single family residential portfolio such loans represent.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 124 of Amendment No. 1 to disclose the proportion of the Company’s total single-family residential mortgage portfolio that non-conforming residential jumbo mortgage loans represent.

26.

We note your disclosure on page 31 that one of the main risks associated with your loan portfolio is your exposure to certain categories of loans with relatively higher credit risk, including commercial real estate (“CRE”) loans. Please revise your filing, here or elsewhere as appropriate, to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1 to provide additional details regarding the risk management policies, procedures and actions taken by management to manage the risks associated with the Company’s loan portfolio.

27.

We note your disclosure on page 85 that Other consumer loans includes multiple loan types. Please enhance your disclosures, here or elsewhere as appropriate, to give more details regarding composition of this loan segment (e.g., proportion of different loan types or similar), changes in the mix over the periods presented, and related drivers. In addition, quantify the proportion of loans that are secured and unsecured.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 1 to provide more details regarding the composition of the other consumer loans segment.

28.

Please disclose key characteristics of your commercial real estate portfolio that may help investors understand any associated risks. Please disclose the amount of owner occupied versus non-owner occupied properties, classification of loans by borrower type, and any geographic concentration of your loan portfolio.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 1 to provide additional details regarding the Company’s commercial real estate portfolio, including the amount of owner occupied versus non-owner occupied properties, classifications of loans by borrower type and information regarding the geographic concentration of the company’s loan portfolio.

29.	Please tell us, with a view towards revised disclosure, whether there is any significant overlap between your loan clients and your transactional depositors or their affiliates.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1 to provide additional information regarding the overlap between the Company’s loan clients and transactional depositors.

Deposits, page 100

30.

We note that the “Amount” column for the March 31, 2024 deposit data on page 90 has an asterisk but do not see disclosure explaining its meaning. Please advise where this information is provided or revise your disclosures to address it.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 101 of Amendment No. 1 to remove the asterisk, which had been included in the Form S-1 in error.

Short Term Borrowings, page 102

31.

We note your disclosure that you have line of credit agreements with three correspondent banks. Please enhance your disclosures here and/or in your Supplemental Funding Sources section on page 93 to provide some additional detail, such as duration, general terms, or any covenants, similar to what you disclose on page F-52. In this regard, noting that the maturity dates disclosed on page F-52 for these facilities have passed, your revisions should indicate whether they have been extended and, if so, the new maturity date(s).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1 to provide additional details regarding the line of credit agreements it maintains with three correspondent banks.

Liquidity and Capital Management, page 103

32.

We note your disclosures regarding the ICS program, including here and on pages 29 and 66, among other parts of the filing. You indicate that your assets could reach a level that would require the Bank to control the level of deposits. You also indicate that using the ICS program helps you to manage the size of your balance sheet. Please revise your disclosures, here or elsewhere as appropriate, to describe any policies regarding deposit levels (uninsured or otherwise) and/or what parameters would typically trigger use of ICS.

Response:

The Company respectfully advises the Staff that the Company does not maintain any policies directly relating to deposit levels that would trigger the use of the ICS program. Rather, the Company uses the ICS program as a tool to manage its liquidity and capital, including its Tier 1 leverage ratio, which management targets at levels in excess of regulatory requirements. The Company has supplementally revised its disclosure on pages 14, 30-31, 106 and 121 of Amendment No. 1 to provide additional details on how the Company uses the ICS program.

Liquidity Management, page 103

33.

We note your disclosure that deposits form a primary source of your funding, can generally be withdrawn on demand, and deposit balances received from federal political organizations fluctuate due to the seasonality of fundraising and spending around federal elections. Please revise this section to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). Identify any known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Item 303 of Regulation SK.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 103-104 of Amendment No. 1.

Supplemental Funding Sources, page 103

34.

We note your disclosure that the Bank can request funding from ICS of up to ten percent of total assets in a one-way buy of daily maturing or term deposit products. Please revise your disclosures to clarify whether approval for such a request is guaranteed or at the discretion of ICS or another party.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 1 to clarify that a request for funding from ICS is not guaranteed and may be fulfilled in whole, in part, or not at all.

Deposit Services, page 123

35.

We note your disclosure that you are a member of the IntraFi network of institutions which allows your deposit clients to enroll in the ICS program to achieve full FDIC insurance. We also note that you have used the ICS network to manage your Tier 1 leverage ratio during periods of high seasonal deposits. Please expand your disclosure to provide more detail around the ICS program, including any requirements for becoming and remaining a member of the IntraFi network, any limitations on transactions that can occur through the network, and any factors that may limit your use of the program.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 100 of Amendment No. 1 to provide additional details regarding the ICS program.

Risk Management, page 126

36.

We note that you include a number of risk factors that discuss the possible impact on your business due to exposure to risks, including inaccurate appraisals, cyber risk, operational risk, employee or contractor misconduct. Revise this section, or another appropriate section, to address the actions and investments that you and management have undertaken to monitor and mitigate the operational risks discussed in the risk factors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 126 of Amendment No. 1 to include a description of the Company’s risk management practices with respect to the risks related to inaccurate appraisals and employee or contractor misconduct. The Company respectfully refers the Staff to pages 126 and 127 of Amendment No. 1 for a description of the Company’s risk management practices with respect to cyber risk and operational risk.

Directors and Executive Officers, page 139

37.	Please disclose the term of office of your directors and executive officers. Refer to Items 401(a) and 401(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of Amendment No. 1 to disclose the term of office of its directors. The Company also refers the Staff to the disclosures on pages 139 through 145 of Amendment No. 1, which detail the tenures of the directors and executive officers of the Company.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Reclassification, page F-7

38.

We note your disclosure, here and on page F-30, that certain amounts reported in prior years “may be” reclassified to conform to the current year’s presentation and that “none of those” reclassifications were significant to stockholders’ equity or net income. Please revise your disclosures to clarify whether any amounts have actually been reclassified. If so, expand your disclosures to explain the nature and magnitude of the change(s). See ASC 205-10-50-1.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-7 and F-32 of Amendment No. 1 to clarify there were no reclassifications for the periods presented in the Company’s unaudited consolidated financial statements as of and for the six months ended June 30, 2024 and to clarify the items that have been reclassified for the periods presented in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2023, and to explain that none of those reclassifications were material to stockholders’ equity or net income.

Loss Contingencies, page F-41

39.

We note your disclosure that you executed a settlement agreement with JPMorgan dated November 29, 2023 related to certain litigation with Blue Flame Medical LLC. To the extent this was material, please tell us how you accounted for this settlement and in which line item the settlement amount is included in your consolidated financial statements. In addition, please revise your filing to disclose any material amounts related to the Blue Flame and indemnification matters that were accrued as of December 31, 2022 related to this litigation. See ASC 450-20-50.

Response:

The Company respectfully advises the Staff that the execution of the November 29, 2023 settlement agreement with JPMorgan related to litigation with Blue Flame did not have a material impact on the Company’s consolidated financial statements and there were no material amounts related to the Blue Flame litigation and indemnification matters that were accrued as of December 31, 2022.

Note 5. Related Party Transactions, page F-53

40.

We note your disclosure that a portion of the decrease in credits outstanding from your officers, directors and their affiliates related to “the cumulative effect of changes in the composition of related parties.” Please revise your filing to clarify how the composition of this related party group changed during the year ended December 31, 2023.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-53 of Amendment No. 1 to clarify how the composition of the related party group changed during the year ended December 31. 2023.

41.	Please revise your disclosures to clarify whether credit outstanding to related parties related entirely to loans or to other types of receivables as well.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-53 of Amendment No. 1 to clarify that credit outstanding to related parties relates entirely to loans.

Note 6. Deposits, page F-53

42.

We note your disclosure of reciprocal deposits through ICS and that, in order to achieve full FDIC insurance, some of your depositors have enrolled in this program offered through the IntraFi network. Please also include amounts in excess deposits that were placed at other participating banks as one-way sales for each of the periods presented.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-19 and F-53 of Amendment No. 1 to include the amounts of excess deposits that were placed at other participating banks as one-way sales for each of the periods presented.

Please contact me at (212) 558-4175 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	Rachel G. Miller

(Chain Bridge Bancorp, Inc.)